For the period ended 12/31/2001                            Series 2, 5
File No. 811-8672

Sub-Item 77L:  Changes in accounting principles and practices
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The USAA Life  Diversified  Assets Fund and the USAA Life Income Fund  adopted a new accounting pronouncement. We have enclosed the footnote as stated in the annual reports for the underlying funds to shareholders dated December 31, 2001 for the aforementioned funds below.

         USAA LIFE DIVERSIFIED ASSETS FUND - In November 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide, AUDITS OF INVESTMENT COMPANIES, effective for fiscal years beginning after December 15, 2000. The revised Guide requires the Fund to amortize premium and discounts on all fixed-income securities and classify as interest income gains and losses realized on mortgage-backed and asset-backed securities. This change did not affect the Fund's net asset value, but did change the classification of certain amounts in the statement of operations. For the year ended December 31, 2001, interest income decreased by $1,000, net realized gain on investments increased by $1,000, and there was no change in net unrealized appreciation/depreciation of investments. In addition, the Fund recorded an adjustment to decrease the cost of securities and decrease undistributed net investment income by $8,000 to reflect the cumulative effect of this change up to the date of adoption of January 1, 2001.

         USAA LIFE INCOME FUND - In November 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide, AUDITS OF INVESTMENT COMPANIES, effective for fiscal years beginning after December 15, 2000. The revised Guide requires the Fund to amortize premium and discounts on all fixed-income securities and classify as interest income gains and losses realized on mortgage-backed and asset-backed securities. This change did not affect the Fund's net asset value, but did change the classification of certain amounts in the statement of operations. For the year ended December 31, 2001, interest income increased by $1,000, there was no change in net realized gain on investments, and net unrealized appreciation/depreciation of investments decreased by $1,000.
         In addition, the Fund recorded an adjustment to increase the cost of securities and increase accumulated undistributed net investment income by $8,000 to reflect the cumulative effect of this change up to the date of adoption of January 1, 2001.